Filed by Friedman, Billings, Ramsey Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No: 001-15049


On November 19, 2002, Friedman, Billings, Ramsey Group, Inc. ("FBR Group") and FBR Asset Investment Corporation ("FBR Asset") distributed the following information:



FORWARD LOOKING INFORMATION

Statements concerning projections, future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates and any other guidance on present or future periods constitute forward-looking statements. These forward-looking statements are subject to a number of factors, risks, and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the overall environment for interest rates, repayment speeds within the mortgage-backed securities market, risk associated with equity investments, the demand for public offerings, activity in the secondary securities market, the high degree of risk associated with technology and other venture capital investments, competition for business and personnel, and general economic, political, and market conditions. Additional information concerning factors that could cause actual results to differ materially is contained in FBR Asset's Annual Report on Form 10-K and quarterly reports on Form 10-Q, and FBR Group's Annual Report on Form 10-K and quarterly reports on Form 10-Q.

PROXY INFORMATION

In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation will file a joint proxy statement/ prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Pro forma information contained in the following materials may be changed in the joint proxy statement/prospectus. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Friedman, Billings, Ramsey Group, Inc. and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209, Attention: Investor Relations.

PARTICIPANTS IN SOLICITATION

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002.

[FBR Logo]                 NEW FBR GROUP STRUCTURE
________________________________________________________________________________

On November 19, 2002, Friedman, Billings, Ramsey Group, Inc. ("FBR Group") and FBR Asset Investment Corporation ("FBR Asset") distributed the following information with respect to certain tax implications of the proposed merger between the parties:



POST-DEAL STRUCTURE;
        - New FBR Group will be a REIT owning a series of Taxable REIT subsidiaries ("TRSs") that conduct activities that are not REIT-eligible, mainly the existing business of FBR Group. This post merger structure is exactly the type of structure that was intended and contemplated when Congress enacted the TRS provisions.

        - The merger should be thought of as combining a REIT with a group of taxable corporations. The REIT-eligible assets and activities will continue to be held in a REIT format. The assets and activities that are not REIT-eligible will be held in TRSs, where the profit from those assets and activities will be fully subject to corporate income tax and may be retained.

        - New FBR Group will manage the existing and new TRSs so that they fully comply with the applicable tax rules.

        - Note when reading the various REIT rules below that New FBR Group will have total assets in excess of $6 billion. Hence the value of the TRSs or securities owned which are obligations or capital securities of the TRS could reach approximately $1.2 billion or higher and still fall within the rules.

________________________________________________________________________________
                                                        Friedman Billings Ramsey

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION.

[FBR Logo]                     REIT RULE GUIDE
________________________________________________________________________________

- There are four REIT tests that are applicable to TRSs
        - 20% limitation on aggregate TRS value relative to total asset value
        - 25% limitation on "bad" asset value relative to total asset value
        - 95% gross income test
        - 75% gross income test

- In applying all of these tests, the REIT and all of its subsidiaries other than its TRSs generally are consolidated. The TRSs, however, are not consolidated with the REIT for tax purposes, but instead are treated as separate entitites. Under both the asset and income tests, the REIT's actual ownership of equity and debt securities of the TRSs is taken into account.

- 20% limitation on TRSs: Although a REIT may own up to 100% of the stock and
  ----------------------
securities of one or more TRSs, the aggregate value of all TRS equity and debt securities held by the REIT may not exceed 20% of the total value of the REIT's gross assets. This limitation applies at the end of each calendar quarter.

- 25% "bad" asset limitation: Under the 75% asset test, at least 75% of the
  --------------------------
value of the REIT's gross assets must consist of "good" assets. TRS stock and securities are considered "bad" assets under this asset. Thus, TRS stock and securities, along with other "bad" assets, cannot exceed 25% of the total value of the REIT's gross assets. This limitation also applies at the end of each calendar quarter.

- Gross income tests: Because TRSs are not consolidated with the REIT for
  ------------------
purposes of the income tests, income earned by the TRSs does not directly impact the REIT's compliance with the gross income tests. Dividents paid by a TRS to the REIT, however, do impact the gross income tests. TRS dividents are "good" income under the 95% gross income test, but "bad" income under the 75% gross income test, regardless of what type of underlying income the TRS earned. The income tests apply on a calendar year basis.

- Profits earned by TRSs do not impact the REIT's distribution requirement until they are paid as a dividends to the REIT. TRS dividends are included in the REIT's taxable income for purposes of the distribution test.

- Because a TRS is subject to corporate income tax, while a REIT is not, there are strict rules regarding the REIT's need to deal with its TRSs on an arm's-length basis. Significant penalties apply to any non-arm's-length transactions between a REIT and a TRS that have the effect of reducing the TRS's tax liability. In addition, there are limits on the ability of a TRS to deduct interest paid to a REIT.

________________________________________________________________________________
                                                        Friedman Billings Ramsey

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION.

[FBR Logo]               1 YR. CMT W/ MARGIN VS. 1 MO. LIBOR
________________________________________________________________________________

[Line graph depicting the following data]

    May-82    0.86

    Nov-82    1.94

    May-83    2.29

    Nov-83    2.70

    May-84    3.04

    Nov-84    2.84

    May-85    2.67

    Nov-85    1.91

    May-86    2.07

    Nov-86    2.00

    May-87    1.88

    Nov-87    1.06

    May-88    2.29

    Nov-88    1.31

    May-89    1.42

    Nov-89    1.16

    May-90    2.22

    Nov-90    0.81

    May-91    2.41

    Nov-91    2.19

    May-92    2.49

    Nov-92   1.83

    May-93    2.62

    Nov-93    2.34

    May-94    3.26

    Nov-94    3.10

    May-95    1.99

    Nov-95    1.63

    May-96    2.58

    Nov-96    2.07

    May-97    2.34

    Nov-97    1.80

    May-98    2.01

    Nov-98    1.16

    May-99    2.28

    Nov-99    1.47

    May-00    1.97

    Nov-00    1.37

    May-01    1.82

    Nov-01    2.19

    May-02    2.75

    Nov-02    2.33

Note: CMT is Constant Maturity Treasury with 225bps margin

                                              Source: Bloomberg, Federal Reserve
--------------------------------------------------------------------------------
                                                        Friedman Billings Ramsey


SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION.

[FBR Logo]                  BROKER/DEALER COMPARABLES
________________________________________________________________________________

---------------------------------------------------------------------------------------------------------------------------------
$ MILLIONS                  MARKET CAP(1)          2003E P/E             PRICE/BOOK             INDICATED DIV. YIELD
--------------------------------------------------------------------------------------------------------------------
 FBR PRO FORMA               $1,258                  6.4x                  1.23x                         14.2%
Morgan Stanley               45,596                  13.2                   2.13                           2.2
Goldman Sachs                37,117                  16.2                   1.97                           0.6
Merrill Lynch                34,058                  13.1                   1.53                           1.6
Lehman Bros.                 13,568                  12.8                   1.52                           0.6
Bear Stearns                  8,892                  11.5                   1.49                           1.1
Legg Mason(2)                 3,331                  16.1                   2.85                           0.9
A.G. Edwards                  2,698                  15.9                   1.66                           1.9
Raymond James(3)              1,478                  17.6                   1.79                           1.2
Jefferies Group               1,102                  15.3                   1.88                           0.5
SWS Group                       218                    NA                   1.15                           3.1
Stifel Financial                 82                    NA                   0.97                           1.0
                           ---------------------------------------------------------------------------------------
MEAN BROKER/DEALER           $13,467                 14.6x                  1.72x                          1.3%


(1) Market data as of November 18, 2002, except FBR Pro Forma, which is calculated based on the closing price on November 14, 2002, the day prior to the date that the transaction was announced.
(2) Earnings forecast for fiscal year end March 2004
(3) Earnings forecast for fiscal year end September 2003
________________________________________________________________________________
                                                        Friedman Billings Ramsey


SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION.

[FBR Logo]              FBR ASSET MBS PORTFOLIO
________________________________________________________________________________

                     For the Nine Months Ending 30-Sep-2002
   _________________________________________________________________________

        Sector          Current      Market     Annual      % of        Average
                         Face        Value      Income     Portfolio    Coupon
                        ($000)       ($000)
   __________________________________________________________________________


        ARM             5,618,770    5,789,145   252,966    99.44%      5.27%

       Fixed               31,869       33,360    13,709     0.56%       7.00

       TOTAL            5,650,639    5,822,505   266,675    100.00%       5.28



                        Average         Book     Modified   Effective   Relevant
                       Yrs to Mat      Yield     Duration    Duration   Prepayment
                                                                        Assumptions
________________________________________________________________________________

        ARM             2.55            4.74%      2.38        1.37     30.37

       Fixed            2.27            5.34       2.00        1.00     56.71

       TOTAL            2.55            4.75       2.37        1.37     30.53


[Pie Charts depicting the following information:]

                GNMA     5%                            Fixed   1%
                FNMA    36%                            ARM    99%
                FHLMC   59%

ADDITIONAL NINE MONTH INFORMATION AND CORRECTED
BOOK YIELD AND PREPAYMENT ASSUMPTION INFORMATION
________________________________________________________________________________
                                                        Friedman Billings Ramsey

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION.

[FBR Logo]              INDEPENDENT BROKER/DEALER COMPARABLES
________________________________________________________________________________

Broker/Dealer Return on Equity
------------------------------
                                Period End      Annualized
                                                   ROE
1  Legg Mason, Inc*             30-Sep-02       16.8%
2  Bear Stearns                 31-Aug-02       15.8%
3  FBR ESTIMATED PRO FORMA      30-SEP-02       15.7%
4  Morgan Stanley               31-Aug-02       14.3%
5  Merrill Lynch                27-Sep-02       12.4%
6  Lehman Brothers              31-Aug-02       12.1%
7  Goldman Sachs                30-Aug-02       11.6%
8  Jefferies Group              27-Sep-02       10.7%
9  Raymond James Financial*     28-Jun-02        9.5%
10 A.G. Edwards Inc.*           31-Aug-02        8.1%
11 Stifel Financial Corp.       30-Sep-02        1.9%
12 SWS Group**                  27-Sep-02       -0.4%

        *  Six months annualized
        ** Three months annualized


NET INCOME AS % of REVENUE
---------------------------
                                Period end      After Tax

1 FBR ESTIMATED PRO FORMA       30-SEP-02       35.8%
2 Merrill Lynch                 27-Sep-02       13.7%
3 Bear Stearns                  31-Aug-02       12.8%
4 Legg Mason, Inc.**            30-Sep-02       11.6%
5 Morgan Stanley                31-Aug-02        9.1%
6 Goldman Sachs                 30-Aug-02        9.0%
7 Jefferies Group               27-Sep-02        8.3%
8 Lehman Brothers               31-Aug-02        6.2%
9 A.G. Edwards Inc.**           31-Aug-02        5.6%
0 Raymond James Financial       28-Jun-02        5.1%
1 Stifel Financial Corp.        30-Sep-02        0.8%
2 SWS Group*                    27-Sep-02       -1.0%

        * Three months ended
        ** Six months ended

INDEPENDENT BROKER/DEALER EQUITY CAPITAL
----------------------------------------

                                Period End     Equity Capital   Equity Capital
                                                                 Less Goodwill

1  Merrill Lynch                 27-Sep-02       $22,299          $17,978
2  Morgan Stanley                31-Aug-02        21,416           19,969
3  Goldman Sachs                 30-Aug-02        18,844           18,844
4  Lehman Brothers               31-Aug-02         8,909            8,713
5  Bear Stearns                  31-Aug-02         5,954            5,954
6  A.G. Edwards Inc.             31-Aug-02         1,627            1,627
7  Legg Mason, Inc.              30-Sep-02         1,168              715
8  NEW FBR GROUP (EST PRO FORMA) 30-SEP-02         1,013              887
9  Raymond James Financial       28-Jun-02           831              769
10 Jefferies Group               27-Sep-02           609              609
11 SWS Group                     27-Sep-02           250              250
12 Stifel Financial Corp.        30-Sep-02            79               75

________________________________________________________________________________
                                                        Friedman Billings Ramsey

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION.

[FBR Logo]           INDEPENDENT BROKER/DEALER COMPARABLES
________________________________________________________________________________

--------------------------------------------------------------------------------

INDEPENDENT BROKER/DEALER  Nine Month  Total  Interest&  Investment  Principal
   REVENUE BREAK DOWN     Period End Revenue Dividends   Banking  Transactions&
   ------------------                                               Commissions
1 NEW FBR GROUP           30-SEP-02  $  310     39%        37%          7%
        (EST. PRO FORMA)
2 Lehman Brothers         31-Aug-02  12,648     70%        11%          19%
3 Morgan Stanley          31-Aug-02  24,845     49%         7%          19%
4 Goldman Sachs           30-Aug-02  17,806     48%        12%          19%
5 Merrill Lynch           27-Sep-02  21,775     46%         9%          25%
6 SWS Group *             27-Sep-02     197     38%        11%          38%
7 Bear Stearns            31-Aug-02   5,370     32%        14%          51%
8 Jefferies Group         27-Sep-02     575     12%        19%          66%
9 Raymond James Financial 28-Jun-02   1,133     11%         8%          66%
10 Stifel Financial Corp. 30-Sep-02     147      8%        25%          54%
11 Legg Mason, Inc. **    30-Sep-02     813      7%         7%          30%
12 A.G.Edwards Inc. **    31-Aug-02   1,755      5%        11%          55%

        * Three months ended
        ** Six months ended
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                  INDEPENDENT BROKER/DEALER EXPENSE BREAKDOWN
                  -------------------------------------------

                                        Nine Month Period       Comp/Net
                                              End                Revenue
1 NEW FBR GROUP (EST. PRO FORMA)           30-SEP-02               44%
2 Morgan Stanley                           31-Aug-02               46%
3 Bear Stearns                             31-Aug-02               49%
4 Goldman Sachs                            30-Aug-02               50%
5 Lehman Brothers                          31-Aug-02               51%
6 Merrill Lynch                            27-Sep-02               52%
7 SWS Group *                              27-Sep-02               56%
8 Jefferies Group                          27-Sep-02               58%
9 Legg Mason, Inc. **                      30-Sep-02               59%
10 A.G. Edwards Inc. **                    31-Aug-02               66%
11 Stifel Financial Corp.                  30-Sep-02               68%
12 Raymond James Financial                 28-Jun-02               76%

        * Three months ended
        ** Six months ended
--------------------------------------------------------------------------------

________________________________________________________________________________
                                                        Friedman Billings Ramsey

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION